▶WOLVERINE
ASSET MANAGEMENT, LLC

175 W. Jackson Blvd.
Suite 340
Chicago, IL 60604

www.wolvefunds.com

May 8, 2018

Mr. William J. Febbo
CEO, OptimizeRx Corp.
400 Water Street, Suite 200
Rochester, Michigan 48307

Dear Will,

As you know, a little over a year ago, I delivered the attached letter ("February 2017 Letter") to the Board of Directors (the "Board") of OptimizeRx Corporation ("OptimizeRx" or the "Company"), and Wolverine Asset Management ("WAM") filed a 13D, requesting that you and your team continue to focus on growing the business to scale and that the Board form a strategic alternatives committee ("SA Committee") to explore the best available means to maximize shareholder value in anticipation of achieving operational scale. Your continued engagement with me since that time and your positive response to our ideas has been greatly appreciated. What is more appreciated are your results. You and your management team performed exceedingly well last quarter with revenue increasing by over 91%, while cost of sales increased only 45% and operating loss decreased almost 80%. This follows 2017 performance where OptimizeRx (i) increased revenue 55% over 2016, (ii) operated at a nearly a 50% gross margin, and (iii) continued to invest in the team and win new business. Congratulations on a job well done. The stock market certainly appreciates your operational performance achievements as well, with the stock price increasing by approximately 210% since our February 2017 Letter. Based on management's past performance, the addressable market opportunities and now armed with capital to accelerate the opening and expanion of distribution channels, we are confident that the remainder of 2018 and 2019 operations will reflect similarly impressive performance results.

There is no interpretation of the past 5-6 quarters' performance as anything other than excellent execution deserving of all shareholders' deepest gratitude. It is in this context of excellence that we want to bring to your and the SA Committee's attention <u>two very compelling reasons why the SA Committee, by whatever method it deems appropriate, should immediately begin to explore a sale of the Company.</u>

First, at yesterday's closing price of $2.25 per share, the market is valuing OptimizeRx with an EV/S multiple of 4.02x TTM revenue. Using companies such as Allscripts, Athenahealth (pre-bid), Evolent and Quality Solutions, the EV/S multiples of our peers range from 2x to 5x. This puts OptimizeRx's trading value at the upper end of a very impressive peer group range and 43% higher than the median multiple of 2.75x. We believe that between 4x and 5x is a full, but appropriate, multiple to apply to OptimizeRx's future operations to proxy its intrinsic market (trading) value due to the Company's expected revenue growth, strong gross margins (over 50%) and potential to reach scale by year end 2019 or early 2020.

While 4x-5x revenue multiple is great under almost any circumstances, 8x-10x is better in every multiverse. In our February 2017 Letter, we noted that there were two transactions completed and the EV/S multiples of the two transactions were estimated to be between 6x-16x. Even haircutting the sale-comp range down to 8x-10x, it is double the market multiple range, and thus compelling, even before adjusting for risk.

The second reason to consider a sale now is OptimizeRx's high concentration of idiosyncratic risks associated with its continued operations. The two primary idiosyncratic risks are (i) lack of operational scale and (ii) lack of stock liquidity. Each separately poses more than an existential threat to all shareholders and need to be measured and synthesized into your thinking as you quest to maximize shareholder value. Here is some of our thinking on these idiosynchratic risks.

OptimizeRx's scale risk will diminish over time given the trajectory of current and expected operations. WAM's best guess is this will occur exiting 2019 or entering 2020. We define operational scale as a minimum of $30 million of trailing twelve-month revenue, with an outlook for 20%-30% CAGR and generating a minimum of a 20% pre-tax income margin. Given WAM's growth assumptions, we believe that this risk will be prevalent, but declining, for about the next two years. The liquidity risk is harder to handicap. Theoretically, if the Company achieves operational scale and management is effective in creating awareness and demand for the stock, liquidity could come as we approach the scale event horizon. Given the above, we are estimating that trading liquidity will take between 24 and 36 months to develop and become sustainable. Please note that while an up-listing will help support creating demand for the stock, it is not a panacea and does not, by itself, fix the problem. Said another way, OptimizeRx will be "charged" a risk premium for its trading value until both the scale and liquidity issues have been solved, thereby making our 4x-5x multiple assumption pretty aggressive, but still supportable.

**In summary, based on our valuation analysis, found in Exhibit A below, we believe the Company could potentially be sold during 2018 for about $4.50 per share (in present value risk adjusted terms) whereas its expected trading value will likely be capped at around $2.50 (in present value risk adjusted terms) for the next two years.**

It is based on this analysis and conclusion that we strongly request that the SA Committee immediately, and aggressively, test the market for a sale. We have presented you with a lot to think about, and would welcome the opportunity to sit down with you and the SA Committee to discuss our thinking. Thank you very much for your consideration of our thoughts and we look forward to speaking soon.

Very Respectfully,



John Ziegelman
Portfolio Manager
Wolverine Asset Management, LLC

**EXHIBIT A – WAM's Valuation Analysis:**

In order to compare the intrinsic trading/market value of OptimizeRx against the value we believe could be achieved in a sale transaction, WAM forecasted a simple income statement for 2018 and 2019 based on the trailing twelve months of operations ending March 31, 2018 (3/31 TTM). The principal assumptions of our projections were: (i) revenue grows between 40% and 50% per year from the 3/31 TTM (ii) GM of 50% in 2018 and 52% in 2019, (iii) operating expenses increase by 2% in 2018 and 4% in 2019. The following table summarizes WAM's operational forecast.

| OPRX Projected Operations | | | | | |
|---|---|---|---|---|---|
| | TTM (3/31/18) | 2018 | | 2019 | |
| Revenue | $14,087,586 | $16,978,391 | $18,191,133 | $23,769,747 | $27,286,700 |
| Total Cost of Sales | 6,800,973 | 8,489,195 | 9,095,567 | 11,884,874 | 13,643,350 |
| Gross Margin: | 7,286,613 | 8,489,195 | 9,095,567 | 11,884,874 | 13,643,350 |
| *As a % of total Revenue* | *51.7%* | *50.0%* | *50.0%* | *52.0%* | *52.0%* |
| Total Operating Expenses: | 8,717,337 | 8,244,429 | 8,244,429 | 8,574,207 | 8,574,207 |
| *As a % of total Revenue* | *61.9%* | *48.6%* | *45.3%* | *36.1%* | *31.4%* |
| Operating Income | (1,430,724) | 244,766 | 851,137 | 3,310,667 | 5,069,143 |
| DepoAmo | 898,556 | 898,556 | 898,556 | 898,556 | 898,556 |
| EBITDA | $ (532,168) | $ 1,143,322 | $ 1,749,693 | $ 4,209,223 | $ 5,967,699 |
| *As a % of total Revenue* | | *6.7%* | *9.6%* | *17.7%* | *21.9%* |

The exercise here is not how accurately WAM can project future OptimizeRx operations, but rather what the value of a dollar of OptimizeRx operational output is worth, given the risks of time.

Tables One and Two below summarize the value disparity between the Company's Market Multiple value and the value that could be achieved in a sale transaction.

| TABLE 1 - Market Multiples | | |
|---|---|---|
| | Projected 2019 | |
| 2019 Projected Revenue (midpoint) | $ 25,528,223 | $ 25,528,223 |
| EV/Revenue Multiple Range | 4.0x | 5.0x |
| Terminal Value | $ 102,112,893 | $ 127,641,117 |
| PV of Terminal Value (r=20%, 24 months) | $ 70,911,731 | $ 88,639,664 |
| Enterprise Value | $ 70,911,731 | $ 88,639,664 |
| Less: Debt | - | - |
| Plus: Cash and Warrant/Option Exercises | 10,000,000 | 10,000,000 |
| PV of Equity Value | 80,911,731 | 98,639,664 |
| Risk-Adjusted Public Market Multiples | $ 2.26 | $ 2.75 |

| TABLE 2 - Sales Transactions Multiples | | |
|---|---|---|
| | Projected 2018 | |
| 2018 Projected Revenue (midpoint) | $ 17,584,762 | $ 17,584,762 |
| EV/Revenue Multiple Range | 8.00x | 10.00x |
| Terminal Value | $ 140,678,095 | $ 175,847,619 |
| PV of Terminal Value (r=10%, 6 months) | $ 133,979,138 | $ 167,473,923 |
| Enterprise Value | $ 133,979,138 | $ 167,473,923 |
| Less: Debt | - | - |
| Plus: Cash and Warrant/Option Exercises | 10,000,000 | 10,000,000 |
| PV of Equity Value | 143,979,138 | 177,473,923 |
| Risk Adjusted Sale Transaction | $ 4.02 | $ 4.95 |

Some further explanation of our thinking. WAM is not suggesting that we know, with any kind of certainty, that the Company's discount rate should be 10% or 20%. But for comparative purposes, we have assumed a 10% discount rate for a sale and a 20% discount rate for continued operations to account for the lack of scale, lack of trading liquidity in the stock and the time expected for both outcomes. At their respective mid-points, WAM estimates the stock's intrinsic trading value to be $2.50 compared to the value we believe it could be sold for, or $4.50 per share.